DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
                 March 7, 2007


1. NAME OF REPORTING PERSON
   Bulldog Investors, Phillip Goldstein and Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP a[ ] b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) AND 2(e) []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
   USA

7. SOLE VOTING POWER
   3,290,025

8. SHARED VOTING POWER
   0

9. SOLE DISPOSITIVE POWER
   3,290,025

10. SHARED DISPOSITIVE POWER
    0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
    3,290,025

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
    6.40

14. TYPE OF REPORTING PERSON
    IA

 The following constitutes Amendment No.1 the Schedule 13d filed by the undersigned on February 23, 2007. This Amendment No. 1 amends the schedule 13d as specifically set forth.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
The reporting persons have submitted the attached shareholder proposal (exhibit 1) for inclusion in MGF's proxy materials for the next meeting of shareholders.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a) - b) As per the N-CSR filed on 2/2/2007 there were 51,332,555 shares of MGF outstanding as of 11/30/06. The percentage set forth in item 5 was derived using such number. Phillip Goldstein, Andrew Dakos and accounts managed by the reporting persons beneficially own an aggregate of 3,290,025 shares of MGF or 6.40% of the outstanding shares.

Power to dispose and vote securities lie solely with Phillip Goldstein and Andrew Dakos.

c) During the past 60 days the following shares of MGF were purchased (there were no sales);

2/22/2007	14000	6.5555
2/22/2007	4400	6.5555
2/22/2007	5000	6.5555
2/22/2007	5000	6.5555
2/22/2007	4700	6.5555
2/22/2007	3900	6.5555
2/22/2007	18000	6.5555
2/23/2007	5000	6.557
2/23/2007	25000	6.557
2/26/2007	2000	6.556
2/26/2007	2000	6.556
3/2/2007	2200	6.58
3/6/2007	26200	6.6095
3/6/2007	8200	6.6095
3/6/2007	5000	6.6095
3/6/2007	10000	6.6095
3/6/2007	6800	6.6095
3/6/2007	40000	6.6095
3/7/2007	5200	6.6087
3/7/2007	1600	6.6087
3/7/2007	2300	6.6087
3/7/2007	1300	6.6087
3/7/2007	10000	6.6087
3/8/2007	300	6.61
3/12/2007	12700	6.61
3/12/2007	4000	6.61
3/12/2007	5000	6.61
3/12/2007	10000	6.61
3/12/2007	3300	6.61
3/12/2007	35000	6.61

d) Beneficial Owners of the accounts managed by the reporting persons are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1.  Shareholder Proposal
Dated: 3/14/07

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name::  Andrew Dakos


Exhibit 1.

Bulldog Investors
Park 80 West, Plaza Two
Saddle Brook, NJ 07663
Phone (201) 556-0092
Fax (201) 556-0097
pgoldstein@bulldoginvestors.com


March 7, 2007


Susan S. Newton
Assistant Secretary and Assistant Clerk
MFS Government Markets Income Trust
500 Boylston Street
Boston, MA 02116

Dear Ms. Newton:

As per our schedule 13D filed on February 23, 2007, the Bulldog Investors group is the beneficial owner of more than 3 million shares of MFS Government
Markets Income Trust (the "Trust"). We have owned shares of the Trust with a market value in excess of $2,000 for at least 12 months and intend to hold them
through the next annual meeting.   We hereby submit the following proposal
and supporting statement pursuant to rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy materials for the next meeting of stockholders.

RESOLVED:  The shareholders of MFS Government Markets Income Trust
(the "Trust") request that the Board of Trustees promptly take the steps necessary to open end the Trust or otherwise enable shareholders to realize net asset value ("NAV") for their shares.

Supporting Statement

Shares of the Trust have traded at a discount to NAV continuously for almost 15 years. For example, on March 5, 2007 a shareholder that wished to sell his or her shares would have only received $6.60 per share and not the NAV of $7.25.

After fifteen years of discounts, we believe shareholders deserve an opportunity to realize NAV. Open-ending the Trust would allow all shareholders to obtain a higher price for their shares whenever they decide to sell. We think the time is right to permanently eliminate the Trust's discount to NAV. If you agree, please vote in favor of this proposal.




Very truly yours,




Phillip Goldstein
Principal